SECURITI 11023434 ON

RECEIVED
2011 SEP 12 PM 1:21
SEC / TM

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 49045

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2010 (MM/DD/YY) AND ENDING 06/30/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Centurion Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

319 Lafayette Street
(No. and Street)

Washington (City) MO (State) 63090 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harold 636-390-2009
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holt & Patterson LLC
(Name – *if individual, state last, first, middle name*)

260 Chesterfield Industrial Blvd Chesterfield MO 63005
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Harold Vannier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______, as of August 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______

______

______

Signature

COO/CFO
Title

Notary Public

LISA M. SINGER
Notary Public-Notary Seal
State of Missouri, St Louis County
Commission # 09788142
My Commission Expires Nov 1, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CENTURION SECURITIES CORPORATION
AUDITIED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
JUNE 30, 2011 AND 2010

HOLT and PATTERSON LLC

CERTIFIED
PUBLIC
ACCOUNTANTS

CENTURION SECURITIES CORPORATION
AUDITIED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
JUNE 30, 2011 AND 2010

Table of Contents

HOLT & PATTERSON, LLC
CERTIFIED
PUBLIC
ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Centurion Securities Corporation
Washington, Missouri

We have audited the accompanying statement of financial condition of Centurion Securities Corporation (the Company) as of June 30, 2011 and 2010, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended filed pursuant to Rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centurion Securities Corporation as of June 30, 2011 and 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information located on pages 8-13 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Holt & Patterson, LLC

Holt & Patterson, LLC
August 19, 2011

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

CENTURION SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
For the Years Ended June 30, 2011 and 2010

ASSETS

	2011	2010
CURRENT ASSETS		
Cash	$ 9,641	$ 7,192
Deposits with Clearing Organizations	0	0
Accounts Receivable	10,398	10,535
Other Assets	135	135
TOTAL ASSETS	$ 20,174	$ 17,862

LIABILITIES AND STOCKHOLDERS' EQUITY

	2011	2010
CURRENT LIABILITIES		
Accounts Payable	$ 9,709	$ 9,678
TOTAL CURRENT LIABILITIES	9,709	$ 9,678
STOCKHOLDERS' EQUITY		
Common Stock, no par value; 30,000 shares authorized, 247.5 shares issued and outstanding	$ 8,951	$ 5,715
Treasury Stock, at cost - 76 shares	(1,905)	(1,905)
Paid-in Capital	21,413	21,413
Retained Earnings	(17,038)	(10,054)
Current Earnings	(957)	(6,986)
TOTAL STOCKHOLDERS' EQUITY	10,465	$ 8,184
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 20,174	$ 17,862

CENTURION SECURITIES CORPORATION
STATEMENT OF INCOME
For the Years Ended June 30, 2011 and 2010

	2011	2010
INCOME		
Commissions	$ 101,971	$ 93,210
OPERATING EXPENSES		
Commissions paid to Outside Brokers	91,810	83,950
Legal and Professional Fees	3,236	4,622
Office Expense	3,902	3,794
Licensing	2,030	5,880
Rent Expense	1,950	1,950
TOTAL OPERATING EXPENSES	102,928	100,196
INCOME FROM OPERATIONS	$ (957)	$ (6,986)

CENTURION SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended June 30, 2011

	Common Stock	Paid-in Capital	Retained Earnings	Treasury Stock	Total
BALANCE, BEGINNING OF YEAR	$ 5,715	$ 21,413	$ (17,038)	$ (1,905)	$ 8,185
Contributed Capital	3,236	-	-	-	3,236
Net Income	-	-	(956)	-	(956)
Less: Distributions to Shareholders	-	-	-	-	-
BALANCE, END OF YEAR	$8,951	$21,413	($17,994)	($1,905)	$ 10,465

CENTURION SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
For the Years Ended June 30, 2011 and 2010

	2011	2009
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ (957)	$ (6,986)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Decrease (Increase) in Accounts Receivable	138	(3,231)
Decrease (Increase) in Prepaid Expenses	-	-
Decrease (Increase) in Other Assets	-	50
Increase (Decrease) in Accounts Payable	31	1,653
Total Adjustments	169	(1,527)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(788)	(8,513)
CASH FLOWS FROM INVESTING ACTIVITIES:		
	-	-
NET CASH USED IN INVESTING ACTIVITIES	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Common Stock Issued	3,236	1,500
NET CASH USED IN FINANCING ACTIVITIES	3,236	1,500
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,449	(7,012)
CASH AND CASH EQUIVALENTS, beginning of year	7,192	14,204
CASH AND CASH EQUIVALENTS, end of year	$ 9,641	$ 7,192

See Accounting Notes and Accountants' Report
Holt & Patterson, LLC

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant policies is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Centurion Securities Corporation is a broker-dealer registered with the Securities Exchange Commission (SEC) and is a member of the Financial Industry Regulatory (FINRA). The Company was incorporated under the laws of Missouri in December, 1995. The Company operates as a fully-disclosed introducing broker and does not maintain customer accounts or securities.

The accounting and reporting policies of the Company conform to generally accepted accounting principles within the broker-dealer industry. Following is a description of the more significant of the Company's accounting principles.

METHOD OF ACCOUNTING

The Company maintains its accounting records on the accrual basis of accounting.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

COMMISSIONS

Commission income and expenses, as well as related clearing expenses, are recorded on a trade-date basis.

INCOME TAXES

Applicable income taxes are computed based on reported income and expenses, adjusted for permanent differences between reported and taxable income. The company uses the asset and liability method of accounting for income taxes, in which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using expected tax rates in effect for the year in which those temporary differences are expected to be settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period which includes the enactment date.

CENTURION SECURITIES CORPORATION
Notes to the Financial Statements
For the Year Ended June 30, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company implemented "FASB Accounting Standards Codification 740-10, Income Taxes-Overall" as of and for the year ending June 30, 2011. Included in this is a requirement under Accounting for Uncertainty in Income Taxes that realization of an uncertain income tax position must be "more likely than not" (i.e. greater than 50% likelihood of receiving a benefit or expense) before it should be recognized in the financial statements as the amount most likely to be realized assuming a review by the authorities having all the relevant information and applying current conventions. The code section also clarifies the financial statement classification of potential tax-related penalties and interest and sets forth new disclosures regarding unrecognized tax benefits or expense. The Company assessed its federal and state tax positions and determined there were no uncertainties or possible related effects that needs to be recorded as of or for the year ended June 30, 2011.

The federal and state income tax returns for the Corporation for 2008, 2009 and 2010 are subject to examination by the respective taxing authorities generally for three years after they are filed.

STATEMENT OF CASH FLOW

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

NOTE 2 – INCOME TAXES

The Company has net operating loss carry-forwards totaling $44,929 which expires at various dates through 2010. The Company has established 100% valuation reserve on the net operating loss carry-forwards as it is more likely not that, based on the current level of operations, some portion of the assets will not be realized.

NOTE 3 – RELATED PARTY TRANSACTIONS

Shareholders of the Company provide certain administrative services and equipment for the Company at no cost, while certain other purchases and services have been reimbursed for cost incurred by shareholders. Except for commissions on sales, no other salaries, wages, or forms of compensation are paid to shareholders or officers of the Company.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. At June 30, 2011, the Company had net capital of $10,465 which was $5,465 in excess of its required minimum net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .636 to 1.

NOTE 5 – SIGNIFICANT CONCENTRATIONS OF CREDIT RISK

The Company has concentrated its credit risk for cash by maintaining deposits in financial institution within the geographic region of Washington, Missouri which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (FDIC). The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk to cash. All cash accounts were adequately secured as of June 30, 2011.

NOTE 6 – RISK MANAGEMENT

The Company is exposed to various risks of loss related to torts; theft of, damage to and destruction of assets; errors and omissions and natural disasters for which the network carries insurance. There have been no significant reductions in coverage from the prior year and settlements have not exceeded coverage since inception.

CENTURION SECURITIES CORPORATION
STATEMENT OF CHANGES IN FINANCIAL POSITION
For the Year Ended June 30, 2011

WORKING CAPITAL PROVIDED BY:		
Net Income from Operations	$ (957)	
Total Sources		$ (957)
WORKING CAPITAL USED FOR:		
Distributions to Shareholders	-	
Total Used		-
INCREASE (DECREASE) IN WORKING CAPITAL		$ (957)

CHANGES IN COMPONENTS OF WORKING CAPITAL:

	Beginning of Year	End of Year	Increase (Decrease)
Current Assets:			
Cash and Cash Equivalents	$ 7,192	$ 9,641	$ 2,449
Commissions Receivable-Listed	10,535	10,398	(137)
Funds on Deposit at Clearing Agency	-	0	-
Net change in current assets			$ 2,312
Current Liabilities:			
Commissions Payable	8,847	8,453	394
Accounts payable	1,688	1,256	432
Net change in current liabilities			825
INCREASE (DECREASE) IN WORKING CAPITAL			$ 3,137

CENTURION SECURITIES CORPORATION
STATEMENT OF SIPC ANNUAL GENERAL ASSESSMENT AND PAYMENTS
For the Year June 30, 2011

Required Payment Per SIPC Instructions	$ 165

Schedule of Payments Made:

Date	Amount
7-Jul-10	$ 165

The above payment represents the SIPC annual assessment for 2010.

At this time, an Independent Accountants' Report on Applying Agreed-Upon Procedures has not been included in this audit. Gross receipts for the year ended June 30, 2011 did not exceed the $500,000 reporting limit.

CENTURION SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL
For the Year Ended June 30, 2011

NET CAPITAL COMPUTATION:

Stockholders' Equity	$	10,465
Deductions and/or charges		
Total Stockholders' Equity Qualified for Net Capital		10,465
Less: Non-allowable Assets:		
Interest on Clearing		-
Non-allowed Receivable		-
Prepaid Expenses		-
Haircut on Securities*		-
Subtotal		-
NET CAPITAL	$	10,465

*Haircuts are deductions from the net capital of certain percentages of the market of securities and commodity futures contracts that are long and short in capital and proprietary accounts of a broker-dealer and in the accounts of partners. These deductions are solely for the purpose of computing net capital and are not entered on the books.

There are no material differences between the Net Capital calculation compared to the broker-dealer's unaudited Part II.

CENTURION SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL REQUIREMENT
For the Year Ended June 30, 2011

Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	$	648
Minimum Dollar Net Capital Required		5,000
Net Capital Requirement (Greater of the Above)		5,000
Excess Net Capital	$	5,465
Percentage of Aggregate Indebtedness to Net Capital		.636:1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (Unaudited)

FOCUS Report	$	10,289
Net audit adjustments		176
	$	10,465

Independent Auditors Report on
Internal Control Required by SEC Rule 17a-5

August 19, 2011

The Board of Directors
Centurion Securities Corporation
Washington, Missouri

In planning and performing our audit of the financial statements and supplementary schedules of Centurion Securities Corporation (the Company) for the year ended June 30, 2011, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g) (1) of the Security and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11). Because the Company does not carry securities accounts for customers or perform custodial functions relating to the customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future

periods is subject to the risk that internal control may be inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulation, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Holt & Patterson, LLC

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101